                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-3A-2                  FILE No. 69-226
                                                                         ------

   STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE
          PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1

                             CORDILLERA CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

         Cordillera Corporation, subsidiaries, and investees (See Schedule 1 attached).

         Utah Gas Service Company, a wholly owned subsidiary, is engaged in transmission, transportation, and distribution of natural gas exclusively in the State of Utah.

         Cordillera Corporation and its remaining subsidiaries are engaged primarily in real estate investment, development, and management, and aircraft fixed base operations in Utah and Colorado.

         Investees of Cordillera Corporation (more than 10% owned) are engaged in real estate rental and operation.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas to the borders of such State.

         Cordillera Corporation and other subsidiaries - NONE

Utah Gas Service Company distributes natural gas in the Uintah, Grand and San Juan Counties of Utah. The principal distribution points are Vernal, Moab and Monticello, Utah. Gas is furnished to four industrial customers and approximately 8,900 residential and commercial customers located in the above counties. Transmission lines are as follows:

         1)       San Juan County, Utah              15 miles         4" Northwest Pipe-line to
                                                                      Monticello
                                                     4 1/2 miles      4" Northwest Pipe-line
                                                                      to Rio Algom Corp.

         2)       Grand County, Utah                  8 miles         4" Moab Station
                                                                      to Moab Salt, Inc.

         3)       Uintah County, Utah &               9 miles         4" Northwest Pipe-
                  Duchesne County, Utah                               line to Vernal

                                                     8 1/2 miles      4" Vernal Station to
                                                                      SF Phosphate

                                                     53 miles         8" Altonah Gas Plant
                                                                      Duchesne County, Utah
                                                                      to Northwest Pipeline,
                                                                      Uintah County

                                                      8 miles         4" line from 8" line

                                                                      (above) to Vernal
                                                                      Distribution

                                                     13 miles         4" Red Wash Field to
                                                                      Altonah Pipeline

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         (a) Number of Kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                  Cordillera Corporation and other subsidiaries - NONE

                  Utah Gas Service Company - approximately 1,000,000 Mcf @14.73 Psia & 60 F in the state of Utah, with revenue of approximately $6,548,225 related to these sales.

         (b) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                                      NONE

         (c) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                      NONE

         (d) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                                      NONE

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                      NONE

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                                      NONE

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                      NONE

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                      NONE

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                      NONE

                                    EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

         Cordillera Corporation and Subsidiaries - Schedules 2, 3 and 4 Investees - more than 10% ownership - Attachment 5

                                    EXHIBIT B

         Total-Assets                                        58,947,799
         Total-Operating-Revenues                            35,969,495
         Net-Income                                           5,902,167
                                    EXHIBIT C

         Not Applicable

-------------------------------------------------------------------------------
The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 29th day of February, 2000.

                             Cordillera Corporation
                             ----------------------
                               (Name of Claimant)

                             By: /s/ Joe Maskalenko
                                ---------------------
                           Joe Maskalenko, Controller

    /s/ Grace A. Price
-------------------------------
           Witness

Name, Title and address of officer to whom notices and correspondence concerning this statement should be addressed to:

                           Joe Maskalenko, Controller
                           Cordillera Corporation
                           5000 South Quebec Street, Ste 450
                           Denver, CO  80237


Cordillera Corporation                       December 31, 1999                         Schedule 1
  and Consolidated Subsidiaries



SILVER CLIFF LAND &                          5000 South Quebec Street, Suite 450       REAL ESTATE DEVELOPMENT
  CATTLE CO (CO CORP)                        Denver, Colorado 80237                    84-0643543

COLORADO BARNS CORP                          5000 South Quebec Street, Suite 450       REAL ESTATE INVESTMENT
  (CO CORP)                                  Denver, Colorado 80237                    84-0570043

FIRST SURETY CORPORATION                     5000 South Quebec Street, Suite 450       INVESTMENT CORPORATION
  (CO CORP)                                  Denver, Colorado 80237                    84-0942103

COLORADO JETCENTER,INC.                      1575 Aviation Way                         AIRCRAFT FIXED BASED OPER
  (CO CORP)                                  Colorado Springs, Colorado 80916          74-1887139

DENVER JETCENTER, INC.                       7625 S. Peoria                            AIRCRAFT FIXED BASED OPER
  (DELAWARE CORP)                            Englewood, Colorado 80112                 84-0856526

SALT LAKE JETCENTER, INC.                    369 N. 2370 West                          AIRCRAFT FIXED BASED OPER
  (UTAH CORP)                                Salt Lake City, Utah 84116                87-0369024

FT. COLLINS-LOVELAND JETCENTER, INC.         4824 Earhart Road                         AIRCRAFT FIXED BASED OPER
  (CO CORP)                                  Loveland, Colorado 80538                  84-1283948

JETCENTERS, INC.                             7625 S. Peoria                            INVESTMENT CORPORATION
  (CO CORP)                                  Englewood, Colorado 80112                 84-1037601

UTAH GAS SERVICE COMPANY                     5000 South Quebec Street, Suite 650       NATURAL GAS SUPPLIER
  (UTAH CORP)                                Denver, Colorado 80237                    87-0229547

CORDILLERA'S VALLEY AT                       5000 South Quebec Street, Suite 450       INVESTMENT CORPORATION
  TELLURIDE, INC. (CO CORP)                  Denver, Colorado 80237                    84-0988659

FIRST CITY INVESTMENT                        5000 South Quebec Street, Suite 450       NOMINEE CORPORATION
  CORPORATION (CO CORP)                      Denver, Colorado 80237                    84-1147923

LAMARTINE CONSOLIDATED                       5000 South Quebec Street, Suite 450       NOMINEE CORPORATION
  MINES CORP. (CO CORP)                      Denver, Colorado 80237                    84-1147927

CORDILLERA INTERNATIONAL                     5000 South Quebec Street, Suite 450       INVESTMENT CORPORATION
  RESOURCES, INC. (CO CORP)                  Denver, Colorado 80237                    83-0280584




CORDILLERA CORPORATION                       December 31, 1999                         Schedule 1
LIST OF AFFILIATES




GENESEE PROPERTIES, INC.                     P. O. Box 63                              REAL ESTATE RENTAL
  (WYOMING CORP)                             Berthoud, CO 80513                        83-0278113

LINDBERGH PROPERTIES, INC.                   P. O. Box 63                              REAL ESTATE RENTAL
  (WYOMING CORP)                             Berthoud, CO 80513                        83-0278120

HOPKINS PROPERTIES, INC.                     P. O. Box 63                              REAL ESTATE RENTAL
  (WYOMING CORP)                             Berthoud, CO 80513                        83-0277940

SORRENTO VALLEY REAL ESTATE, INC.            P. O. Box 63                              REAL ESTATE RENTAL
  (WYOMING CORP)                             Berthoud, CO 80513                        83-0278121


                             Cordillera Corporation                  Schedule 2
                Consolidating Schedule, Balance Sheet Information
                                December 31, 1999

                                Cordillera   Utah Gas   Fixed Base     Other          Consolidating     Eliminating
                                Corporation Service Co. Operations  Subsidiaries    Dr         Cr      Dr    Cr        Consolidated
                                ----------- ----------- ----------- ------------ ---------- ---------- --- ----------- ------------
CURRENT ASSETS:
  Cash                          $    49,554 $   (80,199)$ 2,137,038 $    73,720  $        - $        - $ - $         -  $ 2,180,113
  Receivables:                                                                            -          -   -           -
    Note receivable - current
      portion                        39,009           -           -     442,156           -          -   -     435,948       45,217
    Accounts receivable -
      trade                         185,315     811,427     986,070           7           -          -   -           -    1,982,819
    Accounts receivable -
      affiliates                     31,809      21,631         270     738,677           -          -   -     753,273       39,114
    Allowance for doubtful
      accounts                            -     (10,087)   (104,355)          -           -          -   -           -     (114,442)
  Income taxes receivable           363,848           -           -           -           -          -   -           -      363,848
  Other current assets               21,778     234,329     508,565           -           -          -   -           -      764,672
                                ----------- ----------- ----------- -----------  ---------- ---------- --- ----------- ------------
                                    691,313     977,101   3,527,588   1,254,560           -          -   -   1,189,221    5,261,341
                                ----------- ----------- ----------- -----------  ---------- ---------- --- ----------- ------------
LONG-TERM NOTES RECEIVABLE:
  Trade                              93,836           -   1,464,828       5,171           -          -   -           -    1,563,835
  Affiliates                        851,216           -           -   6,221,612           -          -   -   6,767,124      305,704
                                ----------- ----------- ----------- -----------  ---------- ---------- --- ----------- ------------
                                    945,052           -   1,464,828   6,226,783           -          -   -   6,767,124    1,869,539
                                ----------- ----------- ----------- -----------  ---------- ---------- --- ----------- ------------
INVESTMENTS:
  Securities                      7,819,787           -           -  20,948,351           -          -   -           -   28,768,138
  Land held for investment        3,532,807           -     661,328     741,093           -          -   -           -    4,935,228
  Other                                   -           -    (652,794)          -           -          -   -           -     (652,794)
  Subsidiaries                   31,139,267           -           -           -           -          -   -  31,139,267            -
                                ----------- ----------- ----------- -----------  ---------- ---------- --- ----------- ------------
                                 42,491,861           -       8,534  21,689,444           -          -   -  31,139,267   33,050,572
                                ----------- ----------- ----------- -----------  ---------- ---------- --- ----------- ------------
PROPERTY AND EQUIPMENT:
  Utility plant in service                -  14,725,454           -           -           -  1,053,877   -           -   13,671,577
  Subdivided real estate                  -           -           -      63,277           -          -   -           -       63,277
  Proved oil and gas properties
    - full cost                   2,240,861           -           -           -           -          -   -           -    2,240,861
  Leasehold improvements                  -           -  11,057,271           -     142,156          -   -           -   11,199,427
  Other property and equipment      441,112           -   2,390,493           -           -          -   -           -    2,831,605
  Less accumulated depreciation,
    depletion and amortization   (2,374,977) (8,176,843) (4,712,527)     (1,480)  1,053,877     69,901   -           -  (14,281,851)
                                ----------- ----------- ----------- -----------  ---------- ---------- --- ----------- ------------
                                    306,996   6,548,611   8,735,237      61,797   1,196,033  1,123,778   -           -   15,724,896
                                ----------- ----------- ----------- -----------  ---------- ---------- --- ----------- ------------
OTHER ASSETS:
  Goodwill, net of amortization     380,564           -           -           -           -          -   -           -      380,564
  Prepaid lease costs                     -           -   2,621,082           -           -          -   -           -    2,621,082
  Other assets                        4,345       1,364      33,096       1,000           -          -   -           -       39,805
                                ----------- ----------- ----------- -----------  ---------- ---------- --- ----------- ------------
                                    384,909       1,364   2,654,178       1,000           -          -   -           -    3,041,451
                                ----------- ----------- ----------- -----------  ---------- ---------- --- ----------- ------------
                                 44,820,131 $ 7,527,076 $16,390,365 $29,233,584  $1,196,033 $1,123,778 $ - $39,095,612 $ 58,947,799
                                =========== =========== =========== ===========  ========== ========== === =========== ============

                            Cordillera Corporation                   Schedule 2
                Consolidating Schedule, Balance Sheet Information
                                December 31, 1999

                               Cordillera   Utah Gas   Fixed Base     Other       Consolidating       Eliminating
                               Corporation Service Co. Operations  Subsidiaries    Dr       Cr       Dr          Cr     Consolidated
                               ----------- ----------- ----------  ------------ ------- -------- ----------- ---------- ------------
CURRENT LIABILITIES:
  Current portion of
    long-term debt             $ 5,567,609 $1,800,562  $ 2,080,508 $         -  $     - $      - $   435,948 $         - $ 9,012,731
  Trade accounts payable            22,097    415,289      821,700         398        -        -           -           -   1,259,484
  Accounts payable - affiliates    786,635          -       15,125          16        -        -     753,273           -      48,503
  Revenues subject to refund             -          -            -           -        -        -           -           -           -
  Current income taxes payable    (180,334)  (233,437)     429,524      81,338        -        -           -           -      97,091
  Other current liabilities        341,661    811,974      954,695       7,629        -        -           -           -   2,115,959
                               ----------- ----------  ----------- -----------  ------- -------- ----------- ---------- ------------
                                 6,537,668  2,794,388    4,301,552      89,381        -        -   1,189,221           -  12,533,768
                               ----------- ----------  ----------- -----------  ------- -------- ----------- ---------- ------------
LONG-TERM LIABILITIES & CREDITS:
  Long-term debt                10,596,611          -    4,165,259           -        -        -   6,767,124           -   7,994,746
  Deferred income taxes          1,114,909    223,588    1,268,868   7,887,636        -        -           -           -  10,495,001
  Investment tax and other
    deferred credits                     -    134,479                        -        -        -           -           -     134,479
  Regulatory obligation                  -    337,409            -           -        -        -           -           -     337,409
  Other                            123,929          -        9,809           -        -        -                       -     133,738
                               ----------- ----------  ----------- -----------  ------- -------- ----------- ---------- ------------
                                11,835,449    695,476    5,443,936   7,887,636        -        -   6,767,124           -  19,095,373
                               ----------- ----------  ----------- -----------  ------- -------- ----------- ---------- ------------

MINORITY INTERESTS                       -          -            -           -        -        -           -     871,645     871,645
                               ----------- ----------  ----------- -----------  ------- -------- ----------- ---------- ------------

STOCKHOLDERS' EQUITY:
  Common stock                          56    145,600    3,767,000   4,099,389        -        -   8,011,989           -          56
  Capital in excess of par
    value                                -          -      470,890   3,988,264        -        -   4,459,154           -           -
  Retained earnings (deficit)   20,544,791  3,419,263    1,314,667   8,326,702   65,162  142,156  18,668,125   6,169,712  20,544,791
                                                                                                     871,643     232,430
  Current Earnings (Loss)        5,902,167    472,349    1,092,320   4,842,212    4,739        -    (615,604) (7,017,746)  5,902,167
                               ----------- ----------  ----------- -----------  ------- -------- ----------- ---------- ------------
                                26,447,014  4,037,212    6,644,877  21,256,567   69,901  142,156  31,395,307    (615,604) 26,447,014
  Treasury stock, at cost                -          -            -           -        -        -           -           -           -
                               ----------- ----------  ----------- -----------  ------- -------- ----------- ---------- ------------
                                26,447,014  4,037,212    6,644,877  21,256,567   69,901  142,156  31,395,307    (615,604) 26,447,014
                               ----------- ----------  ----------- -----------  ------- -------- ----------- ---------- ------------
                                44,820,131 $7,527,076  $16,390,365 $29,233,584  $69,901 $142,156 $39,351,652 $   256,041 $58,947,799
                               =========== ==========  =========== ===========  ======= ======== =========== =========== ===========

                              Cordillera Corporation                 Schedule 2
                         Consolidating Income Statements
                                December 31, 1999

                                Cordillera    Utah Gas    Fixed Base      Other      Consolidating     Eliminating
                                Corporation  Service Co.  Operations   Subsidiaries    Dr     Cr     Dr        Cr       Consolidated
                                -----------  -----------  -----------  ------------  ------- ---- -------- -----------  ------------
REVENUES:
  Natural gas utility
    operations and oil and
    gas production                  12,474   $ 6,548,225  $         -  $         -   $     -  $ - $      - $         -  $ 6,560,699
  Aircraft fixed base
    operations                           -             -   18,809,872            -         -    -        -           -   18,809,872
  Real estate sales and
    operations                     248,859             -            -       40,984         -    -        -           -      289,843
  Equity in income of
    affiliate                      227,233             -            -    7,225,729         -    -        -           -    7,452,962
  Other, including
    management fees              2,041,407        21,753      915,255      493,308         -    -  615,604           -    2,856,119
                                ----------   -----------  -----------  -----------   -------  --- -------- -----------  -----------
                                 2,529,973     6,569,978   19,725,127    7,760,021         -    -  615,604           -   35,969,495
                                ----------   -----------  -----------  -----------   -------  --- -------- -----------  -----------
COSTS AND EXPENSES:
  Natural gas utility
    operations and oil and
    gas production                  35,980     3,060,035            -            -         -    -        -           -    3,096,015
  Aircraft fixed base
    operations                           -             -    8,905,716            -         -    -        -           -    8,905,716
  Real estate sales and
    operations                      28,884             -            -       11,140         -    -        -           -       40,024
  Salaries and wages               361,930       980,384    3,002,296            -         -    -        -           -    4,344,610
  General and administrative
    expenses                     1,006,750     1,056,325    4,232,134       19,719         -    -        -      59,759    6,255,169
  Interest expense               1,260,665       134,697      629,493        8,118         -    -        -     555,845    1,477,128
  Depreciation, depletion
    and amortization                71,259       456,870      825,122          240     4,739    -        -           -    1,358,230
                                ----------   -----------  -----------  -----------   -------  --- -------- -----------  -----------
                                 2,765,468     5,688,311   17,594,761       39,217     4,739    -        -     615,604   25,476,892
                                ----------   -----------  -----------  -----------   -------  --- -------- -----------  -----------
  Income (loss) before taxes
    and minority interests        (235,495)      881,667    2,130,366    7,720,804    (4,739)   -  615,604    (615,604)  10,492,603

  Earnings of consolidated
    subsidiaries                 6,169,712             -            -            -         -    -        -  (6,169,712)           -
  Minority Interests                     -             -            -            -         -    -        -    (232,430)    (232,430)
  Equity in earnings of
    investment in L.L.C.                 -             -     (353,367)           -         -    -        -           -     (353,367)
  Tax (expense) benefit            (32,050)     (409,318)    (684,679)  (2,878,592)        -    -        -           -   (4,004,639)
                                ----------   -----------  -----------  -----------   -------  --- -------- -----------  -----------
NET INCOME (LOSS)                5,902,167   $   472,349  $ 1,092,320  $ 4,842,212   $(4,739) $ - $615,604 $(7,017,746) $ 5,902,167
                                ==========   ===========  ===========  ===========   =======  === ======== ===========  ===========

                           Aircraft Fixed Base Operations            Schedule 3
                Consolidating Schedule, Balance Sheet Information
                                December 31, 1999

                                  jetCenters,     Denver     Salt Lake   Fort-Collins   Colorado     Eliminating
                                      Inc.      jetCenter    jetCenter     jetCenter   jetCenter    Dr        Cr      Consolidated
                                  -----------  -----------  -----------  ------------ -----------  ----  -----------  ------------
CURRENT ASSETS:
  Cash                                58,558   $ 1,114,870  $   128,608  $  41,015    $   793,987     -            -  $ 2,137,038
  Receivables:
    Note receivable -
      current portion              2,929,122             -            -          -              -     -   (2,929,122)           -
    Accounts receivable -
      trade                                -       619,756      128,946     35,080        202,288     -            -      986,070
    Accounts receivable -
      affiliates                      77,642        11,143            -          -             80     -      (88,595)         270
    Less allowance for
      doubtful accounts                    -       (74,109)      (5,069)    (4,910)       (20,267)    -                  (104,355)
  Income taxes receivable                  -             -            -          -              -     -            -            -
  Other current assets                     -       314,876       53,215     33,127        107,347     -                   508,565
                                  ----------   -----------  -----------  ---------    -----------   ---  -----------  -----------
                                   3,065,322     1,986,536      305,700    104,312      1,083,435     -   (3,017,717)   3,527,588
                                  ----------   -----------  -----------  ---------    -----------   ---  -----------  -----------
LONG-TERM NOTES RECEIVABLE:
  Trade                                    -             -            -          -      1,464,828     -            -    1,464,828
  Affiliates                               -             -            -          -              -     -            -            -
                                  ----------   -----------  -----------  ---------    -----------   ---  -----------  -----------
                                           -             -            -          -      1,464,828     -            -    1,464,828
                                  ----------   -----------  -----------  ---------    -----------   ---  -----------  -----------
INVESTMENTS:
  Securities                               -             -            -          -              -     -            -            -
  Land held for investment                 -       661,328            -          -              -     -            -      661,328
  Other                                    -                         -          -        (652,794)    -            -     (652,794)
  Subsidiaries                     2,133,204             -            -          -              -     -   (2,133,204)           -
                                  ----------   -----------  -----------  ---------    -----------   ---  -----------  -----------
                                   2,133,204       661,328            -          -       (652,794)    -   (2,133,204)       8,534
                                  ----------   -----------  -----------  ---------    -----------   ---  -----------  -----------
PROPERTY AND EQUIPMENT:
  Utility plant in service                 -             -            -          -              -     -            -            -
  Subdivided real estate                   -             -            -          -              -     -            -            -
  Proved oil and gas
    properties - full cost                 -             -            -          -              -     -            -            -
  Leasehold improvements                   -     7,858,326    2,075,267    267,785      1,189,951     -     (334,058)  11,057,271
  Other property and equipment        57,528     1,226,525      459,462    306,039      1,215,320     -     (874,381)   2,390,493
  Less accumulated depreciation,
    depletion and amortization       (39,629)   (2,906,856)  (1,156,124)  (309,772)    (1,508,585)    -    1,208,439   (4,712,527)
                                  ----------   -----------  -----------  ---------    -----------   ---  -----------  -----------
                                      17,899     6,177,995    1,378,605    264,052        896,686     -            -    8,735,237
                                  ----------   -----------  -----------  ---------    -----------   ---  -----------  -----------
OTHER ASSETS:
  Goodwill, net of amortization            -             -            -          -              -     -            -            -
  Prepaid lease costs                      -     2,621,082            -          -              -     -            -    2,621,082
  Other assets                             -        31,127            -      1,969              -     -            -       33,096
                                  ----------   -----------  -----------  ---------    -----------   ---  -----------  -----------
                                           -     2,652,209            -      1,969              -     -            -    2,654,178
                                  ----------   -----------  -----------  ---------    -----------   ---  -----------  -----------
                                  $5,216,425   $11,478,068  $ 1,684,305  $ 370,333    $ 2,792,155   $ -  $(5,150,921) $16,390,365
                                  ==========   ===========  ===========  =========    ===========   ===  ===========  ===========

                         Aircraft Fixed Base Operations              Schedule 3
                Consolidating Schedule, Balance Sheet Information
                                December 31, 1999

                                  jetCenters,     Denver     Salt Lake   Fort-Collins   Colorado      Eliminating
                                      Inc.      jetCenter    jetCenter     jetCenter   jetCenter       Dr        Cr    Consolidated
                                  -----------  -----------  -----------  -----------   ----------  -----------  ----   ------------
CURRENT LIABILITIES:
  Current portion of
    long-term debt                $         -  $ 1,870,048  $ 2,338,414  $   647,393   $  153,775  $(2,929,122) $ -    $ 2,080,508
  Trade accounts payable                2,570      471,036      214,036       27,294      106,764            -    -        821,700
  Accounts payable - affiliates        14,894          415       61,312       26,799          300      (88,595)   -         15,125
  Revenues subject to refund                -            -            -            -            -            -    -              -
  Income taxes payable                  6,797      358,520      (98,002)     (45,832)     208,041            -    -        429,524
  Other current liabilities            50,498      638,465       77,741       37,685      150,306            -    -        954,695
                                  -----------  -----------  -----------  -----------   ----------  -----------  ---    -----------
                                       74,759    3,338,484    2,593,501      693,339      619,186   (3,017,717)   -      4,301,552
                                  -----------  -----------  -----------  -----------   ----------  -----------  ---    -----------
LONG-TERM LIABILITIES & CREDITS:
  Long-term debt                      545,512    3,113,665      268,959       76,184      160,939            -    -      4,165,259
  Deferred income taxes                  (158)   1,323,413      (18,152)         299      (36,534)           -    -      1,268,868
  Investment tax and other
    deferred credits                        -                         -            -            -            -    -              -
  Regulatory obligation                     -            -            -            -            -            -    -              -
  Other                                     -        9,809            -            -            -            -    -          9,809
                                  -----------  -----------  -----------  -----------   ----------  -----------  ---    -----------
                                      545,354    4,446,887      250,807       76,483      124,405            -    -      5,443,936
                                  -----------  -----------  -----------  -----------   ----------  -----------  ---    -----------

MINORITY INTERESTS                          -            -            -            -            -            -    -              -
                                  -----------  -----------  -----------  -----------   ----------  -----------  ---    -----------

STOCKHOLDERS' EQUITY:
  Common stock                      3,717,000          100       25,000          100       50,000      (25,200)   -      3,767,000
  Capital in excess of par value      470,890    3,840,890      323,115            -            -   (4,164,005)   -        470,890
  Retained earnings (deficit)        (488,960)  (1,280,917)  (1,335,913)    (323,302)   1,803,627    2,940,132    -      1,314,667
  Current Earnings (Loss)             897,382    1,132,624     (172,205)     (76,287)     194,937     (884,131)   -      1,092,320
                                  -----------  -----------  -----------  -----------   ----------  -----------  ---    -----------
                                    4,596,312    3,692,697   (1,160,003)    (399,489)   2,048,564   (2,133,204)   -      6,644,877
  Treasury stock, at cost                   -            -            -            -            -            -    -              -
                                  -----------  -----------  -----------  -----------   ----------  -----------  ---    -----------
                                    4,596,312    3,692,697   (1,160,003)    (399,489)   2,048,564   (2,133,204)   -      6,644,877
                                  -----------  -----------  -----------  -----------   ----------  -----------  ---    -----------
                                  $ 5,216,425  $11,478,068  $ 1,684,305  $   370,333   $2,792,155  $(5,150,921) $ -    $16,390,365
                                  ===========  ===========  ===========  ===========   ==========  ===========  ===    ===========

                         Aircraft Fixed Base Operations              Schedule 3
                         Consolidating Income Statement
                      For the year ended December 31, 1999

                                  jetCenters,     Denver      Salt Lake   Fort-Collins   Colorado      Eliminating
                                      Inc.      jetCenter     jetCenter     jetCenter   jetCenter     Dr       Cr      Consolidated
                                  -----------  -----------   -----------  -----------   ----------   ----  ---------   ------------
REVENUES:
  Natural gas utility
    operations and oil and
    gas production                $       -    $         -   $        -   $        -    $        -    $ -  $       -   $         -
  Aircraft fixed base operations          -     11,231,245    2,335,578    1,016,004     4,227,045      -          -    18,809,872
  Real estate sales and
    operations                            -              -            -            -             -      -          -             -
  Equity in income of affiliate           -              -            -            -             -      -          -             -
  Other, including management
    fees                            648,701        137,915       33,649       23,152        71,838      -          -       915,255
                                  ---------    -----------   ----------   ----------    ----------    ---  ---------   -----------
                                    648,701     11,369,160    2,369,227    1,039,156     4,298,883      -          -    19,725,127
                                  ---------    -----------   ----------   ----------    ----------    ---  ---------   -----------
COSTS AND EXPENSES:
  Natural gas utility operations
    and oil and gas production            -              -            -            -             -      -          -             -
  Aircraft fixed base operations          -      5,363,720    1,374,426      517,143     1,650,427      -          -     8,905,716
  Real estate sales and
    operations                            -              -            -            -             -      -          -             -
  Salaries and wages                345,679      1,216,156      422,387      221,940       796,134      -          -     3,002,296
  General and administrative
    expenses                        208,916      2,457,712      467,739      281,877       815,890      -          -     4,232,134
  Interest expense                   62,383        203,363      242,837       69,665        51,245      -          -       629,493
  Depreciation, depletion                                                                                                       -
    and amortization                  9,355        338,153      141,030       72,314       264,270      -          -       825,122
                                  ---------    -----------   ----------   ----------    ----------    ---  ---------   -----------
                                    626,333      9,579,104    2,648,419    1,162,939     3,577,966      -          -    17,594,761
                                  ---------    -----------   ----------   ----------    ----------    ---  ---------   -----------
Income (loss) before taxes
  and minority interests             22,368      1,790,056     (279,192)    (123,783)      720,917      -          -     2,130,366
  Earnings of consolidated
    subsidiaries                    884,131              -            -            -                    -   (884,131)            -
  Equity in earnings of
    investment in L.L.C.                  -              -            -            -      (353,367)     -          -      (353,367)
  Tax (expense) benefit              (9,117)      (657,432)     106,987       47,496      (172,613)     -          -      (684,679)
                                  ---------    -----------   ----------   ----------    ----------    ---  ---------   -----------
NET INCOME (LOSS)                 $ 897,382    $ 1,132,624   $ (172,205)  $  (76,287)   $  194,937    $ -  $(884,131)  $ 1,092,320
                                  =========    ===========   ==========   ==========    ==========    ===  =========   ===========

                               Small Subsidiaries
                Consolidating Schedule, Balance Sheet Information
                                December 31, 1999

                                                                     Schedule 4

                                                                           Cordillera's
                                  Silver Cliff    Colorado   First Surety   Valley at     Cordillera   Eliminating    Consolidated
ASSETS                            Land & Cattle  Barns Corp  Corporation    Telluride   Int'l Resource   Dr   Cr        Balance
------                            -------------  ----------  ------------  ------------ --------------  ---- ----    -------------
CURRENT ASSETS:
  Cash                                 17,970       24,239        24,842       5,656          1,013      -    -         73,720
  Receivables:                                                                                           -    -
    Note receivable -
      current portion                   6,208            -       435,948           -              -      -    -        442,156
    Accounts receivable -
      trade                                 7            -             -           -                     -    -              7
    Accounts receivable -
      affiliates                            -            -         8,791     133,564        596,322      -    -        738,677
    Less allowance for
      doubtful accounts                     -            -             -           -              -      -    -              -
  Other current assets                      -            -             -           -              -      -    -              -
                                     --------     --------     ---------   ---------     ----------    ---  ---    -----------
      Total current assets             24,185       24,239       469,581     139,220        597,335      -    -      1,254,560
                                     --------     --------     ---------   ---------     ----------    ---  ---    -----------
LONG-TERM NOTES RECEIVABLE:
  Trade                                 5,171            -             -           -              -      -    -          5,171
  Officers                                  -            -             -           -              -      -    -              -
  Affiliates                                -            -                 2,523,333      3,698,279      -    -      6,221,612
                                     --------     --------     ---------   ---------     ----------    ---  ---    -----------
                                        5,171            -             -   2,523,333      3,698,279      -    -      6,226,783
                                     --------     --------     ---------   ---------     ----------    ---  ---    -----------
INVESTMENTS:
  Investments in other securities           -            -             -           -     20,948,351      -    -     20,948,351
  Land held for investment            741,093            -             -           -              -      -    -        741,093
  Other                                     -            -             -           -              -      -    -              -
  Subsidiaries                              -            -             -           -              -      -    -              -
                                     --------     --------     ---------   ---------     ----------    ---  ---    -----------
                                      741,093            -             -           -     20,948,351      -    -     21,689,444
                                     --------     --------     ---------   ---------     ----------    ---  ---    -----------
PROPERTY AND EQUIPMENT:
  Utility plant in service                  -            -             -           -              -      -    -              -
  Proved oil and gas properties -
    full cost                               -            -             -           -              -      -    -              -
  Leasehold improvements                    -            -             -           -              -      -    -              -
  Other property and equipment         63,277            -             -           -              -      -    -         63,277
  Less accumulated depreciation,                                                                                             -
    depletion and amortization         (1,480)           -             -           -              -      -    -         (1,480)
                                     --------     --------     ---------   ---------     ----------    ---  ---    -----------
                                       61,797            -             -           -              -      -    -         61,797
                                     --------     --------     ---------   ---------     ----------    ---  ---    -----------
OTHER ASSETS:
  Goodwill, net of amortization             -            -             -           -              -      -    -              -
  Other assets                          1,000            -             -           -              -      -    -          1,000
                                     --------     --------     ---------   ---------     ----------    ---  ---    -----------
                                        1,000            -             -           -              -      -    -          1,000
                                     --------     --------     ---------   ---------     ----------    ---  ---    -----------
                                      833,246       24,239       469,581   2,662,553     25,243,965      -    -     29,233,584
                                     ========     =======      =========   =========     ==========    ===  ===    ===========

                               Small Subsidiaries
                Consolidating Schedule, Balance Sheet Information
                                December 31, 1999

                                                                     Schedule 4

                                                                           Cordillera's
LIABILITIES AND                   Silver Cliff    Colorado   First Surety   Valley at     Cordillera   Eliminating    Consolidated
STOCKHOLDERS' EQUITY              Land & Cattle  Barns Corp  Corporation    Telluride   Int'l Resource   Dr   Cr        Balance
--------------------              -------------  ----------  ------------  ------------ --------------  ---- ----    -------------
CURRENT LIABILITIES:
  Current portion of long-term
    debt                                    -            -             -           -              -      -    -                -
  Trade accounts payable                  398            -             -           -              -      -    -              398
  Accounts payable - affiliates            16            -             -           -              -      -    -               16
  Revenues subject to refund                -            -             -           -              -      -    -                -
  Income taxes payable                 59,920            -             -      21,418              -      -    -           81,338
  Other current liabilities             3,734        3,895             -           -              -      -    -            7,629
                                     --------     --------    ----------   ---------     ----------    ---  ---      -----------
                                       64,068        3,895             -      21,418              -      -    -           89,381
                                     --------     --------    ----------   ---------     ----------    ---  ---      -----------
LONG-TERM LIABILITIES & CREDITS:
  Long-term debt                            -            -             -           -              -      -    -                -
  Accrual for construction
    liability                               -            -             -           -              -      -    -                -
  Other long-term liabilities               -            -             -           -              -      -    -                -
  Deferred income taxes                74,100            -             -           -      7,813,536      -    -        7,887,636
  Investment tax and other
    deferred credits                        -            -             -           -              -      -    -                -
                                     --------     --------    ----------   ---------     ----------    ---  ---      -----------
                                       74,100            -             -           -      7,813,536      -    -        7,887,636
                                     --------     --------    ----------   ---------     ----------    ---  ---      -----------

MINORITY INTERESTS                          -            -             -           -              -      -    -                -
                                     --------     --------    ----------   ---------     ----------    ---  ---      -----------

STOCKHOLDERS' EQUITY:
  Common stock                            101           10            10         100      4,099,168      -    -        4,099,389
  Capital in excess of par value      300,000            -     2,687,943     819,900        180,421      -    -        3,988,264
  Retained earnings (deficit)         400,017        9,638    (2,238,099)  1,652,850      8,502,296      -    -        8,326,702
  Current earnings (loss)              (5,040)      10,696        19,727     168,285      4,648,544      -    -        4,842,212
                                     --------     --------    ----------   ---------     ----------    ---  ---      -----------
                                      695,078       20,344       469,581   2,641,135     17,430,429      -    -       21,256,567
  Less treasury stock, at cost              -            -             -           -              -      -    -                -
                                     --------     --------    ----------   ---------     ----------    ---  ---      -----------
      Total stockholders' equity      695,078       20,344       469,581   2,641,135     17,430,429      -    -       21,256,567
                                     --------     --------    ----------   ---------     ----------    ---  ---      -----------
                                      833,246       24,239       469,581   2,662,553     25,243,965      -    -       29,233,584
                                     ========     ========    ==========   =========     ==========    ===  ===      ===========

                               Small Subsidiaries
                         Consolidating income Statement
                                December 31, 1999

                                                                     Schedule 4

                                                                           Cordillera's
                                  Silver Cliff    Colorado   First Surety   Valley at     Cordillera   Eliminating    Consolidated
                                  Land & Cattle  Barns Corp  Corporation    Telluride   Int'l Resource   Dr   Cr        Balance
                                  -------------  ----------  ------------  ------------ --------------  ---- ----    -------------
REVENUES:
  Oil and gas production and
    natural gas utility
    operations                              -            -             -           -              -      -    -      $         -
  Fixed base operations sales               -            -             -           -              -      -    -                -
  Real estate sales and
    operations                          9,107       31,877             -           -              -      -    -           40,984
  Equity in income of affiliate             -            -             -           -      7,225,729      -    -        7,225,729
  Other, including loan
    guarantee and
    management fees                     1,539            -        37,395     266,132        188,242      -    -          493,308
                                     --------     --------    ----------   ---------     ----------    ---  ---      -----------
                                       10,646       31,877        37,395     266,132      7,413,971      -    -        7,760,021
                                     --------     --------    ----------   ---------     ----------    ---  ---      -----------
COSTS AND EXPENSES:
  Oil and gas production and
    natural gas utility
    operations                              -            -             -           -              -      -    -                -
  Fixed base operations                     -            -             -           -              -      -    -                -
  Real estate sales and
    operations                            250       10,890             -           -              -      -    -           11,140
  Administrative and general
    expenses                           15,774        3,895            25           -             25      -    -           19,719
  Interest expense                          -            -             -       8,118              -      -    -            8,118
  Depreciation, depletion and
    amortization                          240            -             -           -              -      -    -              240
                                     --------     --------    ----------   ---------     ----------    ---  ---      -----------
                                       16,264       14,785            25       8,118             25      -    -           39,217
                                     --------     --------    ----------   ---------     ----------    ---  ---      -----------
Income (loss) before taxes
  and minority interests               (5,618)      17,092        37,370     258,014      7,413,946      -    -        7,720,804
  Minority interests                        -            -             -           -              -      -    -                -
  Tax (expense) benefit                   578       (6,396)      (17,643)    (89,729)    (2,765,402)     -    -       (2,878,592)
                                     --------     --------    ----------   ---------     ----------    ---  ---      -----------
NET INCOME (LOSS)                      (5,040)      10,696        19,727     168,285      4,648,544      -    -        4,842,212
                                     ========     ========    ==========   =========     ==========    ===  ===      ===========

                              GENESEE PROPERTIES, INC.             Attachment 5
                                  Balance Sheet
                                   December 31

                                     ASSETS

                                                     1999                    1998
                                                 ------------           ------------
Current Assets:
    Cash                                         $     59,208           $     81,718
    Income taxes receivable                            61,203                 10,396
    Accrued interest - affiliates                           -                 14,122
    Current portion of notes receivable                     -                614,000
    Deferred income tax asset                               -                128,383
                                                 ------------           ------------
       Total current assets                           120,411                848,619
                                                 ------------           ------------

Property, at cost
    Land                                            9,800,000              9,800,000
    Buildings                                      25,303,035             26,097,460
    Less accumulated depreciation                 (15,996,728)           (15,256,232)
                                                 ------------           ------------
       Net property                                19,106,307             20,641,228
                                                 ------------           ------------

Other assets:
    Notes receivable                                  785,000                825,000
    Investments                                     3,720,146              3,710,150
    Net loan costs                                     32,983                 25,000
                                                 ------------           ------------
                                                    4,538,129              4,560,150
                                                 ------------           ------------
Total assets                                     $ 23,764,847           $ 26,049,997
                                                 ============           ============

                                                                     (Continued)

                              GENESEE PROPERTIES, INC.             Attachment 5
                                  Balance Sheet
                                   (Continued)
                                   December 31

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                 1999                 1998
                                                             -----------          -----------
Current liabilities:
    Accounts payable                                         $    16,771          $     8,801
    Accrued interest payable                                      21,032               38,653
    Other accrued liabilities                                        684                  692
                                                             -----------          -----------
       Total current liabilities                                  38,487               48,146
                                                             -----------          -----------

Long-term debt                                                 4,000,000            8,000,000
                                                             -----------          -----------

Other liabilities and deferred credits:
    Security deposits                                            339,320              339,320
    Deferred income taxes                                      1,119,735            1,175,195
                                                             -----------          -----------
       Total other liabilities and deferred credits            1,459,055            1,514,515
                                                             -----------          -----------

Commitments and contingencies

Stockholders' equity:
    Preferred stock                                            7,955,000            7,955,000
    Common stock                                                  22,100               22,100
    Capital in excess of par value                                29,000               29,000
    Retained earnings                                         10,261,205            8,481,236
                                                             -----------          -----------
       Total stockholders' equity                             18,267,305           16,487,336
                                                             -----------          -----------
Total liabilities and stockholders' equity                   $23,764,847          $26,049,997
                                                             ===========          ===========

                             GENESEE PROPERTIES, INC.              Attachment 5
                             Statement of Operations
                 For the years ended December 31, 1999 and 1998

                                               1999                 1998
                                           -----------           -----------
Revenues:
    Rental income                          $ 5,079,130           $ 5,088,140
    Interest income                             93,757               106,750
                                           -----------           -----------
       Total revenue                         5,172,887             5,194,890
                                           -----------           -----------

Expenses:
    Support easements                          104,446               102,398
    Consulting expense                         400,000               400,000
    Interest expense                           426,624               739,083
    Depreciation and amortization            1,204,908             1,290,048
    Miscellaneous expenses                     142,116               118,073
                                           -----------           -----------
       Total expense                         2,278,094             2,649,602
                                           -----------           -----------

Income before income taxes                   2,894,793             2,545,288
Provision for income taxes                  (1,114,824)             (963,289)
                                           -----------           -----------
Net income                                 $ 1,779,969           $ 1,581,999
                                           ===========           ===========

                              HOPKINS PROPERTIES, INC.             Attachment 5
                                  Balance Sheet
                                   December 31



                                     ASSETS

                                               1999                 1998
                                           -----------           -----------
Current Assets:
    Cash                                   $   216,241           $   157,038
    Income taxes receivable                        630                   157
                                           -----------           -----------
       Total current assets                    216,871               157,195
                                           -----------           -----------

Investments in affiliates                    9,352,000             9,352,000
                                           -----------           -----------

Property and equipment, at cost:
    Land                                       200,000               200,000
    Buildings                                  516,873               652,021
    Less accumulated depreciation             (326,760)             (381,150)
                                           -----------           -----------
       Net property                            390,113               470,871
                                           -----------           -----------

Other assets                                        41                    52
                                           -----------           -----------

Total assets                               $ 9,959,025           $ 9,980,118
                                           ===========           ===========

                                                                 (Continued)

                             HOPKINS PROPERTIES, INC.               Attachment 5
                                  Balance Sheet
                                   (Continued)
                                   December 31

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                 1999                   1998
                                                             ------------           ------------
Current liabilities:
    Income taxes payable                                     $          -           $          -
                                                             ------------           ------------
       Total current liabilities                                        -                      -
                                                             ------------           ------------

Other liabilities and deferred credits:
    Security deposits                                               7,777                  7,777
    Deferred income taxes                                           1,813                  8,924
                                                             ------------           ------------
       Total other liabilities and deferred credits                 9,590                 16,701
                                                             ------------           ------------

Commitments and contingencies

Stockholders' equity:
    Preferred stock                                            10,000,000             10,000,000
    Common stock                                                   22,100                 22,100
    Capital in excess of par value                                 29,000                 29,000
    Accumulated deficit                                          (101,665)               (87,683)
                                                             ------------           ------------
       Total stockholders' equity                               9,949,435              9,963,417
                                                             ------------           ------------
Total liabilities and stockholders' equity                   $  9,959,025           $  9,980,118
                                                             ============           ============

                             HOPKINS PROPERTIES, INC.               Attachment 5
                             Statement of Operations
                 For the years ended December 31, 1999 and 1998

                                              1999                1998
                                           ---------           ---------
Revenues:
    Rental income                          $ 100,112           $ 116,624
                                           ---------           ---------

Expenses:
    Consulting expense                        90,000              90,000
    Accounting expense                         2,900               2,900
    Depreciation and amortization             24,612              31,048
    Miscellaneous expenses                        35                  34
                                           ---------           ---------
       Total expense                         117,547             123,982
                                           ---------           ---------

Loss before income taxes                     (17,435)             (7,358)
Provision for income taxes                     3,453                 337
                                           ---------           ---------
Net loss                                   $ (13,982)          $  (7,021)
                                           =========           =========

                             LINDBERGH PROPERTIES, INC.            Attachment 5
                                  Balance Sheet
                                   December 31

                                                       1999                1998
                                                    ----------          ----------
Current Assets:
    Cash                                            $   21,274          $   15,102
    Income taxes receivable                              2,180               3,668
                                                    ----------          ----------
       Total current assets                             23,454              18,770
                                                    ----------          ----------

Property, at cost:
    Land                                             2,010,991           2,010,991
                                                    ----------          ----------
Total assets                                        $2,034,445          $2,029,761
                                                    ==========          ==========



Current Liabilities:
    Income taxes payable                            $        -          $        -
                                                    ----------          ----------
       Total current liabilities                             -                   -
                                                    ----------          ----------


Long term debt                                       1,785,000           1,825,000
                                                    ----------          ----------


Commitments and contingencies

Stockholders' equity:

    Preferred stock                                          -                   -
    Common stock                                        22,100              22,100
    Capital in excess of par value                      29,000              29,000
    Retained earnings                                  198,345             153,661
                                                    ----------          ----------
       Total stockholders' equity                      249,445             204,761
                                                    ----------          ----------

Total liabilities and stockholders' equity          $2,034,445          $2,029,761
                                                    ==========          ==========

                            LINDBERGH PROPERTIES, INC.              Attachment 5
                             Statement of Operations
                 For the years ended December 31, 1999 and 1998


                                       1999                1998
                                    ---------           ---------
Revenues:
    Rental income                   $ 165,519           $ 162,273
                                    ---------           ---------

Expenses:
    Consulting expense                 10,000              10,000
    Accounting expense                  2,800               2,800
    Interest expense                   81,789              83,606
    Miscellaneous expenses                 35                  34
                                    ---------           ---------
       Total expense                   94,624              96,440
                                    ---------           ---------

Income before income taxes             70,895              65,833
Provision for income taxes            (26,211)            (24,034)
                                    ---------           ---------
Net income                          $  44,684           $  41,799
                                    =========           =========

                          SORRENTO VALLEY REAL ESTATE, INC.        Attachment 5
                                  Balance Sheet
                                   December 31

                                     ASSETS

                                               1999                  1998
                                           -----------           -----------
Current Assets:
    Cash                                   $   201,587           $   170,592
    Income taxes receivable                        233                   243
                                           -----------           -----------
       Total current assets                    201,820               170,835
                                           -----------           -----------

Property, at cost:
    Buildings                                  806,822               806,822
    Less accumulated depreciation             (510,076)             (471,656)
                                           -----------           -----------
       Net property                            296,746               335,166
                                           -----------           -----------

Other assets:
    Note receivable                          1,000,000             1,000,000
    Other                                           65                    65
                                           -----------           -----------
                                             1,000,065             1,000,065
                                           -----------           -----------
Total assets                               $ 1,498,631           $ 1,506,066
                                           ===========           ===========

                                                                 (Continued)

                          SORRENTO VALLEY REAL ESTATE, INC.         Attachment 5
                                  Balance Sheet
                                   (Continued)
                                   December 31

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                1999                1998
                                                             ----------          ----------
Current liabilities:
    Income taxes payable                                     $        -          $        -
                                                             ----------          ----------
       Total current liabilities                                      -                   -
                                                             ----------          ----------


Other liabilities and deferred credits:
    Security deposits                                            19,569              19,569
    Deferred income taxes                                        11,514              13,938
                                                             ----------          ----------
       Total other liabilities and deferred credits              31,083              33,507
                                                             ----------          ----------


Commitments

Stockholders' equity:
    Preferred stock                                           1,397,000           1,397,000
    Common stock                                                 22,100              22,100
    Capital in excess of par value                               29,000              29,000
    Retained earnings                                            19,448              24,459
                                                             ----------          ----------
       Total stockholders' equity                             1,467,548           1,472,559
                                                             ----------          ----------
Total liabilities and stockholders' equity                   $1,498,631          $1,506,066
                                                             ==========          ==========

                          SORRENTO VALLEY REAL ESTATE, INC.         Attachment 5
                             Statement of Operations
                 For the years ended December 31, 1999 and 1998

                                             1999                1998
                                           ---------           ---------
Revenues:
    Rental income                          $ 215,979           $ 211,744
    Interest income                           45,300              45,300
                                           ---------           ---------
       Total revenue                         261,279             257,044
                                           ---------           ---------

Expenses:
    Support easements                         61,073              59,875
    Consulting expense                       160,000             160,000
    Accounting expense                         2,700               2,700
    Depreciation and amortization             38,420              38,420
    Miscellaneous expenses                        35                  35
                                           ---------           ---------
       Total expense                         262,228             261,030
                                           ---------           ---------

Loss before income taxes                        (949)             (3,986)
Provision for income taxes                    (4,062)             (2,058)
                                           ---------           ---------
Net loss                                   $  (5,011)          $  (6,044)
                                           =========           =========